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04014257

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47505

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/27/03 (MM/DD/YY) AND ENDING 09/24/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P. Securities Inc

OFFICIAL USE ONLY

NOV 23 2004
PROCESSING SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)

Omaha (City) Nebraska (State) 68127-1031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Langwith (402) 331-7856
(Area Code – Telephone No.)

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Langwith swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Securities, as of September 24, 2004, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

J.P. Securities, Inc.
Omaha, Nebraska

We have audited the following financial statements of J.P. Securities, Inc. (the "Corporation") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) for the year ended September 24, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

Page

FINANCIAL STATEMENTS:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of J.P. Securities, Inc. at September 24, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of J.P. Securities, Inc. as of September 24, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

Page

SUPPLEMENTAL SCHEDULES:

These schedules are the responsibility of the Corporation's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
November 18, 2004

J.P. SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 24, 2004

ASSETS

Cash and Cash Equivalents	$ 307,978
Other Receivables	10
Total Assets	$ 307,988

LIABILITIES AND STOCKHOLDER'S EQUITY

Intercompany Payable	$ 12
Total Liabilities	12
Commitments and Contingencies (Note 3)	$ -
Stockholder's Equity:	
Common Stock, $1 par value, 25,000 shares authorized; 6,000 shares issued and outstanding	$ 6,000
Additional Paid-In Capital	1,640,000
Accumulated Deficit	(1,338,024)
Total Stockholder's Equity	$ 307,976
Total Liabilities and Stockholder's Equity	$ 307,988

See notes to financial statements.

J.P. SECURITIES, INC.

(An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 24, 2004

Operating Revenues:	
Interest Income	$ 2,172
Income Before Provision for Income Taxes	2,172
Provision for Income Taxes	862
Net Income	$ 1,310

See notes to financial statements.

J.P. SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 24, 2004

	Total	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Balance, September 27, 2003	$ 306,666	$ 6,000	$ 1,640,000	$ (1,339,334)
Net income	1,310	-	-	1,310
Balance, September 24, 2004	$ 307,976	$ 6,000	$ 1,640,000	$ (1,338,024)

See notes to financial statements.

J.P. SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 24, 2004

Cash Flows from Operating Activities:	
Net income	$ 1,310
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Other assets	(10)
Intercompany payable	12
Net cash flows from operating activities	1,312
Net Increase in Cash and Cash Equivalents	1,312
Cash and Cash Equivalents at Beginning of Year	306,666
Cash and Cash Equivalents at End of Year	$ 307,978
Supplemental Cash Flow Information:	
Income taxes paid	$ 862

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED SEPTEMBER 24, 2004

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J.P. Securities, Inc. (the "Corporation") is an indirect wholly-owned subsidiary of Ameritrade Holding Corporation (the "Parent Company") and is an introducing broker-dealer licensed to provide securities brokerage and related financial services.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at September 24, 2004, or during the year then ended.

The Corporation reports on a fifty-two/fifty-three week year. The fiscal year ended September 24, 2004 contained fifty-two weeks.

The Corporation considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Corporation considers the amounts presented for financial instruments on the Statement of Financial Condition to be reasonable estimates of fair value.

The Corporation files a consolidated income tax return with the Parent Company on a calendar year basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in Rule 15c3-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 24, 2004, the Corporation had net capital and a net capital requirement of $307,976 and $250,000, respectively.

3. COMMITMENTS AND CONTINGENCIES

The Corporation is a party to a number of legal matters arising in the ordinary course of its business. In management's opinion, the Corporation has adequate legal defenses respecting each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Corporation's results of operations or its financial position.

J.P. SECURITIES, INC.

(An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

COMPUTATION OF AGGREGATE INDEBTNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF SEPTEMBER 24, 2004

Aggregate Indebtedness	$ 12
Stockholder's Equity/Net Capital	$ 307,976
Minimum Net Capital Requirement	$ 250,000
Net Capital in Excess of Requirement	$ 57,976
Ratio of Aggregate Indebtedness to Net Capital	Nil

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Corporation's unaudited Part IIA FOCUS Report filed on October 19, 2004.

J.P. SECURITIES, INC.
(An Indirect Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF SEPTEMBER 24, 2004

The Corporation operates on a "fully-disclosed basis" under an agreement with an affiliated clearing broker. The Corporation had no brokerage activities during the year ended September 24, 2004. Accordingly, the Corporation is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

J.P. Securities, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of J.P. Securities, Inc. (the "Corporation") (an indirect wholly-owned subsidiary of Ameritrade Holding Corporation) for the year ended September 24, 2004, on which we issued our report dated November 18, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 24, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
November 18, 2004